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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (Rule 14D-101)

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)

                                   VERIO INC.
                           (Name of Subject Company)

                                   VERIO INC.
                      (Name of Person(s) Filing Statement)

                    Common Stock, par value $.00l per share
     Series A 6.75% Convertible Preferred Stock, par value $.001 per share
                         (Title of Class of Securities)

                            923433106 (Common Stock)
                          923433502 (Preferred Stock)
                          923433304 (Preferred Stock)
                     (CUSIP Number of Class of Securities)

                               Justin L. Jaschke
                            Chief Executive Officer
                      8005 South Chester Street, Suite 200
                           Englewood, Colorado 80112
                                 (303) 645-1900
      (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                   Copies to:

        Gavin B. Grover, Esq.              Carla Hamre Donelson, Esq.
       Morrison & Foerster llp                  General Counsel
          425 Market Street                        Verio Inc.
   San Francisco, California 94105     8005 South Chester Street, Suite 200
            (415) 268-7000                 Englewood, Colorado 80112
                                                (303) 645-1900

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  This Amendment No. 1 (the "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented, the "Schedule 14D-9") filed with Securities and Exchange Commission on May 18, 2000 by Verio Inc., a Delaware corporation ("Verio" or the "Company"), relating to the tender offer by Chaser Acquisition, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of NTT Communications Corporation, a limited liability joint stock company incorporated under the laws of Japan ("NTT Communications") and a wholly-owned subsidiary of Nippon Telegraph and Telephone Corporation, a limited liability joint stock company incorporated under the laws of Japan ("NTT"), disclosed in a Tender Offer Statement on Schedule TO, dated May 17, 2000 (the "Schedule TO"), to purchase all of the issued and outstanding shares of the Company's common stock, par value $.001 per share ("Common Stock"), (other than shares of Common Stock already owned by NTT Communications and its subsidiaries) at a purchase price of $60.00 per share, net to the seller in cash, without interest thereon, all of the issued and outstanding shares of the Company's Series A 6.75% Convertible Preferred Stock, par value $.001 per share ("Preferred Stock"), at a purchase price of $62.136 per share, plus, if the purchase of the shares of Preferred Stock pursuant to the Offer (as defined below) occurs after July 31, 2000, all accumulated and unpaid dividends on such shares of Preferred Stock from August 1, 2000 to and including the expiration date of the Offer, net to the seller in cash, without interest thereon, and certain outstanding warrants to purchase 1,306,228 shares of Common Stock, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 17, 2000 (the "Offer to Purchase"), and in the related Letters of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). This
Schedule 14D-9 is being filed on behalf of the Company. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the
Schedule 14D-9.

Item 8. Additional Information.

  Item 8, subsection "Certain Litigation Matters" of the Schedule 14D-9 is hereby amended and supplement by adding the following:

    On May 17, 2000, a sixth complaint was filed in the Court of Chancery of the State of Delaware in New Castle County against Verio, NTT and directors of Verio, as a purported class action. This complaint, entitled Hughes v. Halstedt, et al., seeks compensatory and rescissiory damages and injunctive relief based on the Merger Agreement and also seeks costs and disbursements, and attorneys' and experts' fees in connection with this complaint. The Hughes action alleges, among other things, that the individual defendants breached their fiduciary duties by failing to properly determine Verio's value as a merger candidate, failing to conduct an appropriate auction or market check or to invite other bidders and failing to obtain adequate consideration for Verio's Common Stock.

  NTT, Verio and the individual defendants believe that this complaint is meritless and it will be defended vigorously.

Item 9. Material to Be Filed as Exhibits.

  Item 9 of the Schedule 14D-9 is hereby amended and supplement by adding the following exhibits:

 Exhibit No. Description
 ----------- -----------
 (a)(1)(J)   Letter of Transmittal relating to warrants to purchase Common
             Stock*


 (a)(5)(H) Questions and Answers to Verio associates to be published on Verio's Intranet


 (a)(5)(I)   Complaint of Joseph Hughes against Steven C. Halstedt, Justin L.
             Jaschke, James C. Allen, Trygve E. Myhren, Paul J. Salem, Yukimasa
             Ito, Arthur L. Cahoon, Verio Inc. and Nippon Telegraph and
             Telephone Corporation*

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* Incorporated by reference to Amendment No. 1 to the Tender Offer Statement on Schedule TO, dated May 23, 2000, filed by Chaser Acquisition, Inc., NTT Communications Corporation and Nippon Telegraph and Telephone Corporation.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2000.                               /s/ Justin L. Jaschke
                                          By: _________________________________
                                                     Justin L. Jaschke
                                                Chief Executive Officer and
                                                          Director

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